REPORT UNDER PART 3

of

NATIONAL INSTRUMENT 62-103

PARAMOUNT ENERGY TRUST

1.

Name and Address of the Offeror:

Paramount Energy Trust ("PET" or the "Trust")

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

2.

The designation and number or principal amount of securities and the Offeror's security holding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On April 14, 2009, PET acquired by private placement from treasury (the "Private Placement") ownership of 9,224,310 of special warrants ("Special Warrants") in the capital of Profound Energy Inc. ("Profound").

3.

The designation and number or principal amount of securities and the Offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Subsequent to the Private Placement, the Trust holds 100% of the Special Warrants issued by Profound which, assuming the conversion by the Trust, would result in the Trust holding 9,224,310 common shares in the capital of Profound (the "Common Shares"), in the aggregate representing approximately 19.9% of the issued and outstanding Common Shares, on a pro forma basis.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a)

the Offeror, either alone or together with any joint actors, has ownership and control:

As per item 3 above.

(b)

the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:

Not applicable.

(c)

the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.

The name of the market in which the transaction or occurrence giving rise to the report took place:

Not applicable.  PET acquired the Special Warrants pursuant to the Private Placement.

6.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Special Warrants were acquired for investment purposes.  PET will evaluate its ownership position in Profound from time to time and anticipates acquiring additional securities of Profound in the future pursuant to its previously announced proposed offer to acquire all of the Common Shares.

7.

The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

PET acquired the Special Warrants at a price of $0.75 per Special Warrant.

8.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

In connection with the subscription for Special Warrants, PET entered into a special warrant agreement with Profound (the "Special Warrant Agreement"). All capitalized terms used in this section but not defined herein shall have the meaning ascribed thereto in the Special Warrant Agreement, a copy of which has been filed on, and is available via, SEDAR at www.sedar.com.

Pursuant to the Special Warrant Agreement, the Special Warrants are convertible into Common Shares on a one-for-one basis.  Conversion is automatic in certain events and otherwise at the option of PET.  The Special Warrants are also redeemable by PET at their subscription price in certain events.

The proceeds from the private placement of Special Warrants were deposited in trust on closing of the Private Placement and will be releasable either to Profound on conversion of the Special Warrants to Common Shares, or to PET on redemption.  The Special Warrants will be automatically converted into Common Shares in the event of a Deemed Conversion Event, including if PET does not take up and pay for a minimum of 50.1% of the Common Shares pursuant to the Offer. For the purposes of such calculation, any Common Shares issued or issuable to PET pursuant to the Special Warrants will not be included.  In addition, PET has, at all times prior to redemption or conversion, the ability to convert the Special Warrants into Common Shares. Upon the conversion of the Special Warrants into Common Shares, Profound will receive the trust funds along with all earned interest on such funds.

PET has the right to require Profound to redeem the Special Warrants at any time following the occurrence of a Redemption Event, including if PET takes up and pays for a minimum of 50.1% of the Common Shares pursuant to the Offer.  For the purposes of such calculation, any Common Shares issued or issuable to PET pursuant to the Special Warrants will not be included.  On the occurrence of a Redemption Event, PET has the option to require the redemption of the Special Warrants at their original subscription price or to convert the Special Warrants into Common Shares in accordance with their terms.

In addition, the Special Warrant Agreement provides that in the event that Profound receives a Superior Proposal and as a result the Non-Completion Fee becomes payable, PET will be required to tender or vote its Common Shares received upon conversion of the Special Warrants in favour of such Superior Proposal, if shareholders (other than PET) holding in excess of 50.1% of the Common Shares tender or vote their shares in favour of such Superior Proposal.

9.

The names of any joint actors in connection with the disclosure required by this Report:

Not applicable.

10.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

PET acquired 9,224,310 Special Warrants at a price of $0.75 per Special Warrant for a total purchase price of approximately $6.9 million.

11.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 in respect of the reporting issuer's securities.

Not applicable.

12.

If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance.

The Special Warrants were acquired by PET based on the "accredited investor" exemption contained in National Instrument 45-106 of the Canadian Securities Administration. PET is an accredited investor by virtue of being a person that has net assets of at least $5,000,000 as shown on PET's audited comparative consolidated financial statements as at and for the year ended December 31, 2008.

Dated this 16th day of April, 2009.

PARAMOUNT ENERGY TRUST, by its administrator, PARAMOUNT ENERGY OPERATING CORP.

Per:	/s/ Cameron R. Sebastian
Name: Cameron R. Sebastian
Title: Vice President, Finance & CFO